Exhibit 1.02

For More Information:

Investor Relations Monish Bahl CDC Corporation 678-259 8510 MonishBahl@cdcsoftware.com	Media Relations Scot McLeod CDC Software 770-351-9600 ScotMcLeod@cdcsoftware.com

FOR IMMEDIATE RELEASE

CDC Corporation Expects Record Q1 2007 Revenue and

64% Increase in Adjusted Net Income* from Q1 2006

The Company Expects Consolidated Q1 2007 Revenues of Approximately US$90 Million and Adjusted Net
Income* of approximately $9.7 Million

BEIJING, ATLANTA, April 24, 2007 — CDC Corporation (NASDAQ: CHINA), focused on enterprise software applications, mobile applications and online games, today announced preliminary financial results for the first quarter of 2007.

Based on preliminary financial data, the company expects total revenues for the first quarter of 2007, ended March 31, 2007, to be approximately US$90 million, an increase of approximately 40 percent from US$64.6 million in the first quarter of 2006. This would also be a sequential increase over the record revenues posted in the fourth quarter of 2006.

The company expects adjusted net income* to be approximately US$9.7 million, an increase of approximately 64 percent from US$5.9 million in the first quarter of 2006.

Performance in the first quarter was bolstered by record quarterly revenue at CDC Software of approximately US$75 million, which is up approximately 40 percent over the same period a year ago and includes license revenue of approximately US$14.5 million, which is up approximately 50 percent over the same period a year ago. The mobile applications in China performed below expectations due to increased government restrictions on the overall industry. The portal business in China was also impacted by seasonal weakness in the first quarter, in part, due to the Chinese New Year holidays.

“Despite seasonal weakness in some of our businesses, we are pleased to report increases of approximately 40 percent and 64 percent in consolidated revenues and adjusted net income respectively, over the prior year period,” said Peter Yip, CEO of CDC Corporation. “We continue to believe in the long term potential in 3G mobile content and applications markets in North Asia, including China, and we continue to evaluate partnership opportunities for expanding our 3G footprint in North Asia. Our software business continues to show tremendous strength with record revenues for the quarter. This clearly validates our strategy of vertical specialization and global diversification with revenues balanced between North America, EMEA and Asia Pacific. Likewise, our pipeline of new online games in the CDC Games business has never been stronger. This diverse portfolio includes some of the market’s most anticipated games and spans a wide variety of categories including combat, competition, role-playing and educational games. We plan to launch, and hope to begin generating additional revenue, from five new games by the end of the year. Overall, we have established a strong foundation for accelerated growth in our major business units and we intend to continue building on our current momentum throughout 2007 and beyond.”

In February 2007, the company increased estimates for total revenues for 2007 to be in the range of US$415 million to US$420 million, which would be an increase of approximately 35 percent compared to total revenues for 2006. CDC Corporation also increased estimates for adjusted net income* for 2007 to be in the range of US$57 million to US$62 million, which would be an increase of approximately 68 percent compared to 2006.

Reconciliation of GAAP Net Income
Preliminary, subject to change upon completion of quarterly review procedures.

Q1
Reconciliation from GAAP results to non-GAAP results	2007
GAAP net income (loss)	0.4
Add back amortization of purchased intangibles related to the acquisition of subsidiaries	4.4
Add back stock compensation expenses	2.2
Add back deferred tax impact related to acquisition of Subsidiaries	2.0
Add back restructuring expenses	0.7
Net income – Non-GAAP	9.7

* Adjusted Financial Measures
To supplement the financial measures prepared in accordance with United States generally accepted accounting principles (“GAAP”), the company uses Non-GAAP financial measures for net income and other line items, which are adjusted from results based on GAAP. These Non-GAAP measures are provided to enhance the user’s overall understanding of the company’s current financial performance and its prospects for the future. The company believes the Non-GAAP results provide useful information to both management and investors. Although the company continues to report GAAP results to investors, it believes the inclusion of Non-GAAP financial measures provides further clarity in its financial reporting. These Non-GAAP financial measures may be different from Non-GAAP financial measures used by other companies, and should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for or superior to GAAP measures.

The Company defines adjusted net income as net income adjusted for certain purchase accounting related charges and restructuring expenses. The purchase accounting related charges are primarily related to the non-cash amortization of acquisition related intangibles and non-cash tax charges related to our utilization of acquired tax net operating loss carry forwards. Restructuring charges typically result as we consolidate acquired companies to achieve operational synergies.

A reconciliation of Q1 2006 adjusted net income to GAAP can be found in the Company’s earnings release for Q1 2006 dated May 30, 2006.

The estimates presented in this press release are preliminary and unaudited. The company is in the process of completing its regular quarterly financial statements closing and reporting process and adjustment to the estimates set forth in this press release may be identified as a result of this process.  The company expects to report final results for the first quarter of 2007 in mid-May.

About CDC Corporation
The CDC family of companies includes CDC Software focused on enterprise software applications and services, CDC Mobile focused on mobile applications, CDC Games focused on online games, and China.com focused on portals for the greater China markets. For more information about CDC Corporation (Nasdaq: CHINA), please visit www.cdccorporation.net .

About CDC Software
CDC Software, The Customer-Driven Company™, is a provider of comprehensive enterprise software applications and services designed to help businesses thrive and become customer-driven market leaders. The company’s industry-specific solutions are used by more than 6,000 customers worldwide within the manufacturing, financial services, health care, home building, real estate, and wholesale and retail distribution industries. CDC Software’s product suite includes Pivotal CRM (customer relationship management), Respond (customer complaint and feedback management), c360 CRM add-on products, c360 CRM add-on products, industry solutions and development tools for the Microsoft Dynamics CRM platform, Ross ERP (enterprise resource planning) and SCM (supply chain management), MVI real-time performance management, IMI warehouse management and order management, Platinum China HR (human resource) and business analytics solutions. For more information, please visit www.cdcsoftware.com .

About CDC Games
CDC Games is one of the market leaders of online and mobile games in China with 46.5 million registered users. The company pioneered the “free-to-play, pay-for-merchandise” online games model in China with Yulgang, which has received the “Top 10 Most Popular Games” award from the China Game Industry Annual Conference (CGIAC) for two consecutive years, in 2005 and 2006. Stone Age 2, from CDC Games, also received the award for “Most Anticipated Game of 2007” from CGIAC. In March 2007, the company announced the formation of CDC Games Studio, funded by up to $100 million, to establish strategic relationships with selected games development partners to accelerate the development of new, original online games for China and other targeted global geographies.

About CDC Mobile
CDC Mobile, a business unit of CDC Corporation, is focused on providing consumer-based and enterprise-based mobile applications services in China. These include SMS (Short Message Services), IVR (Interactive Voice Response), MMS (Multimedia Message Service) and WAP (Wireless Application Protocol) applications and services. Through its companies in China, it has direct connectivity with local mobile operators in 29 provinces. In January 2007, CDC Mobile launched a (U.S.) $100 million investment program targeting strategic investments in leading 3G content providers in North Asia and Europe that can be leveraged to gain first-mover advantage in the anticipated 3G marketplace in China.

About China.com Inc.
China.com Inc. (stock code: 8006; website: www.inc.china.com), a leading MVAS and Internet services company operating principally in China was listed on the GEM of the Stock Exchange of Hong Kong Limited on March 9, 2000. In December 2000, China.com Inc. was admitted as a constituent stock of the Hang Seng IT and IT Portfolio Indices.

Cautionary Note Regarding Forward-Looking Statements
This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements regarding expected revenues, non-GAAP net income, the timing of our release of full year results, and other statements that are not historical fact, the achievement of which involve risks, uncertainties and assumptions. If any such risks or uncertainties materialize or if any of the assumptions proves incorrect, our results could differ materially from the results expressed or implied by the forward-looking statements we make. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, including the following: (a) the ability to realize strategic objectives by taking advantage of market opportunities in targeted geographic markets; (b) the ability to make changes in business strategy, development plans and product offerings to respond to the needs of current, new and potential customers, suppliers and strategic partners; (c) the effects of restructurings and rationalization of operations; (d) the ability to address technological changes and developments including the development and enhancement of products; (e) the ability to develop and market successful Advanced Mobile Products; (f) the entry of new competitors and their technological advances; (g) the need to develop, integrate and deploy enterprise software applications to meet customer’s requirements; (h) the possibility of development or deployment difficulties or delays; (i) the dependence on customer satisfaction with the company’s software products and services; (j) continued commitment to the deployment of the enterprise software solutions; (k) risks involved in developing software solutions and integrating them with third-party software and services; (l) the continued ability of the company’s enterprise software solutions to address client-specific requirements; (m) demand for and market acceptance of new and existing enterprise software and services and the positioning of the company’s solutions; and (n) the ability of staff to operate the enterprise software and extract and utilize information from the company’s enterprise software solutions. Further information on risks or other factors that could cause results to differ is detailed in filings or submissions with the United States Securities and Exchange Commission made by CDC Corporation in its Annual Report for the year ended December 31, 2005 on Form 20-F filed on June 21, 2006. All forward-looking statements included in this press release are based upon information available to management as of the date of the press release, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date of this press release. The company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise.